JACOB C. TIEDT ATTORNEY AT LAW +1 (312) 609-7697 jtiedt@vedderprice.com	222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

July 24, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:    James O’Connor

    Christina DiAngelo Fettig

Re:	Nuveen NASDAQ 100 Dynamic Overwrite Fund

    (the “Registrant” or the “Acquiring Fund”);

    File No. 333-196253

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on June 22, 2014 with respect to the Registrant’s Registration Statement on Form N-14 filed on May 23, 2014 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed reorganizations of Nuveen Equity Premium Advantage Fund (“Premium Advantage”) and NASDAQ Premium Income & Growth Fund Inc. (“Premium Income” and together with Premium Advantage, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). The Acquiring Fund and the Target Funds are each referred to herein as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Target Fund should be considered the accounting survivor.

Response: The Registrant believes that Premium Income should and will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: Please include pro forma financial information in the Registration Statement.

Securities and Exchange Commission

July 24, 2014

Response: The Registrant has revised the Registration Statement to include pro forma financial information.

(3)	Comment: Please include the Agreement and Plan of Reorganization in the Registration Statement.

Response: The Registrant has revised the Registration Statement to include a form of the Agreement and Plan of Reorganization.

(4)	Comment: Please review, for the staff’s information, the reason the Reorganizations were structured to have the Target Funds reorganize into a newly formed Massachusetts business trust.

Response: The Registrant structured the Reorganizations to have the Target Funds reorganize into a newly formed Massachusetts business trust to facilitate the combination of the Target Funds into a surviving fund organized in Massachusetts. Premium Income, the surviving fund for accounting purposes, is organized as a Maryland corporation. The Registrant is a newly formed Massachusetts business trust organized solely to facilitate the Reorganizations. The change in domicile to Massachusetts of the surviving fund is intended both to create savings and operating efficiencies by simplifying the administration and oversight of the Registrant through increased standardization of charter documents among the Nuveen family of funds, most of which are organized as Massachusetts business trusts, and to lower expenses through economies of scale associated with compliance by the Nuveen family of funds with Massachusetts law only, rather than both Maryland and Massachusetts law. In addition, Premium Income is not a legacy Nuveen Fund. The proposed structure is also intended to standardize the investment policies of the surviving fund to those of other Nuveen Funds.

(5)	Comment: Please define dynamic and constant options strategies.

Response: The Registrant has revised the disclosure.

(6)	Comment: In response to the Question “Do the Reorganizations constitute a taxable event for federal income tax purposes for the Target Funds’ shareholders?” in the Q&A Section, and elsewhere, please clarify what brokerage costs and capital gains distributions, if any, are expected in connection with the portfolio repositioning of Premium Advantage. To the extent feasible, please include the expected costs of unwinding a portion of the option positions.

Securities and Exchange Commission

July 24, 2014

Response: The Registrant has revised the disclosure to describe the expected brokerage costs in connection with the portfolio repositioning of Premium Advantage. The Registrant confirms that capital gains from such portfolio sales are not expected to result in increased distributions of net capital gain or net investment income by Premium Advantage due to available capital loss carryforwards. In addition, the Registrant confirms that a determination will be made to maintain or close out option contracts held by Premium Advantage at the time of the Reorganizations, or to allow such contracts to expire in the ordinary course, in accordance with the investment policies and restrictions of the Acquiring Fund. Due to the short-term nature of the option contracts typically held by Premium Advantage, it is not possible to identify specific option contracts that may be sold (i.e., all option contracts held as of a recent date will be expired) and the amount of option contracts that may be closed out as a result of the Reorganizations, and the related costs, cannot be estimated at this time.

(7)	Comment: Please confirm how the costs of the Reorganizations were allocated between the Target Funds.

Response: The allocation of the estimated costs of the Reorganizations between the Target Funds is based on the relative expected benefits of the Reorganizations comprised of forecasted cost savings (excluding the costs of leverage) and distribution increases, if any, to each Target Fund during the first year following the Reorganizations.

(8)	Comment: In the response to the Question “Will shareholders of the Target Funds have to pay any fees or expenses in connection with the Reorganizations?” in the Q&A Section, and elsewhere in the Registration Statement, please clarify the statement that the Reorganizations are expected to result in increased distributions over time for shareholders to indicate that increased distributions could be realized only following the recoupment of the expenses of the Reorganization.

Response: The Registrant believes the disclosure accurately describes the impact on distributions. The Reorganization-related costs that will be borne by the Target Funds will be paid out of capital prior to the consummation of the Reorganizations and will not impact the level of distributions, which will depend on market conditions and performance.

(9)	Comment: For future filings, please discuss under “Audit and Tax Related Fees,” footnote 3, Tax Fees, the professional services with more specificity.

Response: Registrant acknowledges the comment for future periodic reports.

Securities and Exchange Commission

July 24, 2014

(10)	Comment: Please clarify, under “Background and Reasons for the Reorganizations,” and elsewhere, in the Registration Statement, that the Reorganization is expected to result in the same or lower expenses per common share for shareholders of each Target Fund.

Response: Te Registrant has revised the disclosure in response to the staff’s comment.

(11)	Comment: Please confirm whether the fee table reflects the reduction in the management fee of the Acquiring Fund by two basis points on the aggregate net asset value of the assets of Premium Advantage acquired by the Acquiring Fund.

Response: The Registrant has revised the disclosure so that the fee table reflects the reduction in the management fee of the Acquiring Fund.

(12)	Comment: In the footnote to the fee table, please state the reorganization expenses to be paid by the Target Funds.

Response: The Registrant confirms the reorganization expenses to the paid by the Target Funds appear in the footnote to the fee table.

(13)	Comment: Please specify, under “Comparative Risk Information” in the Registration Statement, each type of derivative instrument in which the Registrant may invest.

Response: The Registrant refers to the disclosure appearing under “Principal Risks” and “Comparison of the Investment Objectives and Policies of the Target Funds and the Acquiring Fund,” which describes in detail the derivative instruments the Registrant may use and the risks relating to these derivative instruments.

(14)	Comment: Please delete “as adjusted as described in footnote 1 below” in the narrative disclosure preceding the table under “Comparative Expense Information” in the Registration Statement.

Response: The Registrant has revised the disclosure.

(15)	Comment: Please consider including the returns of a benchmark index under “Comparative Performance Information” in the Registration Statement.

Response: The Registrant notes that such disclosure is not required by Form N-14, which incorporates the requirements of Form N-2. The Registrant believes that comparing the performance of funds that employ option overwrite strategies to a market index is not meaningful to shareholders.

Securities and Exchange Commission

July 24, 2014

(16)	Comment: In the section of the Registration Statement, “Reasons for the Reorganizations,” please modify the disclosure as necessary to set forth the Board’s finding as to each factor considered in connection with its approval of the Reorganizations.

Response: The Board considerations state that the Boards made the findings required by Rule 17a-8. The Target Funds believe that the disclosure is consistent with the requirements of the form, Rule 17a-8 and the written record contained in the minutes. Accordingly, the Target Funds respectfully decline to make the changes suggested.

(17)	Comment: Please confirm, in the capitalization table, the pro forma net asset value for the Acquiring Fund.

Response: The Registrant confirms the pro forma net asset value of the Acquiring Fund as set forth in the capitalization table.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7697.

Sincerely,

/s/ Jacob C. Tiedt

Jacob C. Tiedt

NUVEEN EQUITY PREMIUM ADVANTAGE FUND (JLA)

NASDAQ PREMIUM INCOME & GROWTH FUND INC. (QQQX)

AND

NUVEEN NASDAQ 100 DYNAMIC OVERWRITE FUND

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Equity Premium Advantage Fund (“Premium Advantage”) and NASDAQ Premium Income & Growth Fund Inc. (“Premium Income” and together with Premium Advantage, the “Target Funds” and each, a “Target Fund”), believe that Premium Income is the appropriate survivor of the reorganizations of the Target Funds for the reasons discussed below.1

Corporate Structure	Each Target Fund will reorganize into Nuveen NASDAQ 100 Dynamic Overwrite Fund (the “Acquiring Fund”), a newly organized Massachusetts business trust, which will be the legal survivor. Premium Advantage is organized as a Massachusetts business trust, and Premium Income is organized as Maryland corporation. The Acquiring Fund’s board of trustees and officers will be composed of the same individuals who currently serve on the board and as officers of each Target Fund and will have the same staggered board structure as Premium Advantage.

Investment Advisers; Portfolio Management	Nuveen Fund Advisors is the investment adviser to each Target Fund and is responsible for each Target Fund’s overall investment strategy and asset allocation decisions. The Adviser has entered into a sub-advisory agreement with Gateway Investment Advisers, LLC (“Gateway”), a registered investment adviser, under which Gateway manages the investment portfolio of Premium Advantage. Michael T. Buckius and Kenneth H. Toft of Gateway act as portfolio managers for Premium Advantage. The Adviser has entered into a sub-advisory agreement with Nuveen Asset Management, LLC (“Nuveen Asset Management”), a registered investment adviser and wholly-owned subsidiary of the Adviser, under which Nuveen Asset Management manages the investment portfolio of Premium Income. Keith Hembre and David Friar of Nuveen Asset Management act as portfolio managers for Premium Income. After the reorganizations, Nuveen Fund Advisors will serve as investment adviser to the Acquiring Fund and will enter into a sub-advisory agreement with Nuveen Asset

[1]	See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

Management under which Nuveen Asset Management will manage the investment portfolio of the Acquiring Fund. Keith Hembre and David Friar of Nuveen Asset Management, the current portfolio managers for Premium Income, will act as portfolio managers for the Acquiring Fund.

Expense Structures and Expense Ratios	The fee and expense structures of the Target Funds and the Acquiring Fund are substantially the same. The advisory fee schedule of the Acquiring Fund following the reorganizations will be the same as the advisory fee schedule of each Target Fund before the reorganizations.

Investment Objectives, Policies and Restrictions	The Acquiring Fund and the Target Funds have similar investment policies and strategies; however, while the Acquiring Fund’s principal investment strategies are substantially comparable to those of Premium Income, the Acquiring Fund’s principal investment strategies differ from those of Premium Advantage. The Acquiring Fund and Premium Income seek to substantially replicate price movements of the NASDAQ-100 Index, while Premium Advantage seeks to replicate the price movements of a target index comprised of the S&P 500 Index (50%) and the NASDAQ-100 Index (50%). In addition, the Acquiring Fund and Premium Income employ a dynamic options strategy that consists of writing (selling) index call options on the NASDAQ-100 Index against a variable portion of the value of the Fund’s equity portfolio, while Premium Advantage employs a constant options strategy that consists of writing (selling) index call options on the S&P 500 Index and the NASDAQ-100 Index against the entire value of the Fund’s equity portfolio. The Acquiring Fund’s principal options strategy differs from Premium Income’s principal options strategy in that, like Premium Advantage but unlike Premium Income, the Acquiring Fund will purchase index put options in addition to writing index call options. The Acquiring Fund’s dynamic options strategy may also cover a larger percentage of the Acquiring Fund’s equity portfolio than Premium Income’s principal options strategy (35% to 75% versus 30% to 50%).

Portfolio Composition	Prior to the closing date of the reorganizations, Premium Advantage is expected to sell a portion of the securities in its equity portfolio consisting of common stocks that are not included in the index whose performance the

Acquiring Fund seeks to replicate. After the closing date, the Acquiring Fund would use the proceeds from these sales, subject to prevailing market conditions, to purchase equities in accordance with its core equity strategy which is similar to the strategy of Premium Income. In addition, prior to the closing date, Premium Advantage is expected to unwind a portion of its constant principal options strategy to conform to the Acquiring Fund’s dynamic principal options strategy. In contrast, no significant changes to the investment portfolio of Premium Income are expected to be required in connection with the reorganizations.

Asset Size	As of December 31, 2013, Premium Advantage had approximately $362.4 million in total managed assets and Premium Income had approximately $343.1 million in total managed assets.

In terms of the structure of the transaction, upon the closing of the reorganizations, (i) the Acquiring Fund will acquire substantially all of the assets of each Target Fund in exchange for newly issued common shares of the Acquiring Fund and the Acquiring Fund’s assumption of substantially all of the liabilities of each Target Fund; and (ii) the newly issued Acquiring Fund common shares received by each Target Fund will be distributed to its common shareholders as part of the liquidation, dissolution and termination of each Target Fund in accordance with applicable law. Target Fund shareholders will become shareholders of the Acquiring Fund. Holders of common shares of the Target Funds will receive newly issued common shares of the Acquiring Fund, the aggregate net asset value of which will be equal to the aggregate net asset value of the common shares of the respective Target Fund held immediately prior to the reorganizations (including, for this purpose, fractional Acquiring Fund common shares to which shareholders would be entitled). Fractional common shares will be aggregated and sold on the open market for the account of holders of all such fractional interests and such shareholders will receive a pro-rata share of the proceeds from such sale in cash in lieu of such fractional shares.

An analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies is consistent with this structure and result. The above analysis indicates that the corporate and expense structure of the Funds are substantially the same and that the Acquiring Fund will more closely resemble Premium Income. In light of this supportive analysis, the Adviser and the Funds believe that Premium Income is therefore the appropriate survivor of the reorganizations.

*            *             *            *            *

July 24, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen NASDAQ 100 Dynamic Overwrite Fund (the “Registrant”)

Registration Statement on Form N-14 8C

File Number: 333-196253

Dear Mr. O’Connor:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided by the staff on June 22, 2014 with respect to the Registration Statement on Form N-148C under the Securities Act of 1933, as amended, filed with the Commission on May 23, 2014.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

NUVEEN NASDAQ 100 DYNAMIC OVERWRITE FUND

By:	/s/ Gifford R. Zimmerman
Name:	Gifford R. Zimmerman
Title:	Chief Administrative Officer